EXHIBIT 21

Subsidiaries of Empire

Subsidiary	State of Organization
EDE Holdings, Inc.	Delaware
Empire District Industries, Inc.	Delaware
Fast Freedom, Inc.	Missouri
Conversant, Inc.	Delaware
Mid-America Precision Products, L.L.C.	Missouri
Utility Intelligence, Inc.	Missouri
EDE Property Transfer Corp.*	Delaware
Empire District Electric Arkansas, L.L.C.*	Arkansas
The Empire District Gas Company	Kansas

*inactive